                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                                TECHDYNE, INC.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  878329-10-1
                                (CUSIP Number)

                          Lawrence E. Jaffe, Counsel
               777 Terrace Avenue, Hasbrouck Heights, New Jersey
                                (201) 288-8282
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 25, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 878329-10-1                                        Page 2 of 11 pages

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

         MEDICORE, INC.

2.       Check the appropriate box if a member of a group:  (a) / /
                                                            (b) / /

3.       SEC use only

4.       Source of funds:

         00

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)     / /

6.       Citizenship or place of organization

         FLORIDA

                         7.   Sole Voting Power:


Number of Shares
                         8.   Shared Voting Power:
 Beneficially
                                   4,386,171
 Owned by Each
                         9.   Sole Dispositive Power:
Reporting Person

     With
                         10.  Shared Dispositive Power

                                   4,386,171

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  4,386,171

12. Check box if the aggregate amount in row (11) excludes certain shares / /

13.      Percent of class represented by amount in row (11):

                  74.3%

14.      Type of reporting person:


         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 878329-10-1                                       Page 2 of 11 pages

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

         THOMAS K. LANGBEIN

2.       Check the appropriate box if a member of a group:   (a)  / /
                                                             (b)  / /

3.       SEC use only

4.       Source of funds:

         00

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)      / /

6.       Citizenship or place of organization

         USA

                         7.   Sole Voting Power:

                                   80,000
Number of Shares
                         8.   Shared Voting Power:
 Beneficially
                                   4,386,171
 Owned by Each
                         9.   Sole Dispositive Power:
Reporting Person
                                   80,000
     With
                         10.  Shared Dispositive Power

                                   4,386,171

11.      Aggregate amount beneficially owned by each reporting person:

                  4,466,171

12. Check box if the aggregate amount in row (11) excludes certain shares / /

13.      Percent of class represented by amount in row (11):


                  74.7%

14.      Type of reporting person:

         IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Item 1.          Security and Issuer

         Class of securities to which this statement relates - Common Stock, $.01 par value ("Common Stock")

         Principal executive offices of issuer - Techdyne, Inc., 2230 West 77th Street, Hialeah, Florida 33016.

Item 2.           Identity and Background

         Filer: Medicore, Inc., a Florida corporation ("Medicore"), manufacturers and distributes medical products, sells and leases home healthcare durables, operates three kidney dialysis treatment centers through its 63% owned public subsidiary Dialysis Corporation of America ("DCA"), and through its 64% owned public subsidiary, Techdyne, Inc. (the "Issuer") as per this Schedule 13D (Amendment No. 4) is an international contract manufacturer of electronic, electro-mechanical and plastic insert and injection molded products primarily for the data processing, telecommunications and instrumentation industries.

         Addresses:                 Executive Offices
                                    2337 West 76th Street
                                    Hialeah, Florida 33016

                                    777 Terrace Avenue
                                    Hasbrouck Heights, NJ 07604

         Business Addresses:

         Dialysis Facilities        27 Miller Avenue
                                    Lemoyne, PA

                                    Paradise Village Professional Park
                                    Fort Walton Beach, Florida

                                    14 Tioga Street
                                    Wellsboro, PA

                  Electronics:      2230 and 2235 West 77th Street
                                    Hialeah, Florida

                                    9742 and 9754
                                    Withorn Drive
                                    Houston, TX

                                    800 Paloma Drive
                                    Round Rock, Texas

                                    Techdyne (Scotland) Limited
                                    Houston Industrial Estate
                                    Livingston, West Lothian
                                    Scotland

                  Medical Supply:   2647 West 81st St.
                                    Hialeah, Florida

                                    225 60th St.
                                    Brooklyn, NY

                               page 3 of 11 pages

         The name, business address and principal occupation of each executive officer, director and controlling person of Medicore are set forth in Schedule 1 attached.

         Neither Medicore, nor to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Medicore, nor to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Co-Filer:         Thomas K. Langbein ("Langbein")

Address: c/o Medicore, Inc.
         777 Terrace Avenue
         Hasbrouck Heights, NJ 07604

Principal Occupation:      See Schedule 1

         No criminal or civil proceedings during the last five years - see above re: Medicore and its executive officers and directors.

Citizenship:      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration

         Medicore has been financing the Issuer since Medicore acquired the Issuer in 1982. The Issuer repaid Medicore $900,000 from the proceeds of the Issuer's 1985 public offering. In April, 1995 the Issuer gave Medicore a convertible demand promissory note (the "Note") in the amount of $4,503,166 for outstanding indebtedness at that time with interest at 5.7% annually. The Note is convertible at Medicore's option in increments of $10,000 or multiples thereof for principal amounts and accrued interest then outstanding at the conversion price of $1.75 per share of Common Stock of the Issuer. $1,500,000 was repaid by the Issuer from its 1995 public offering, and there remained a balance on the Note at June 25, 1996 of approximately $2,902,000. On June 25, 1996, Medicore converted $350,000 of principal of the Note for 200,000 shares of the Issuer's Common Stock.


         A copy of the Note was filed as an exhibit to the Issuer's Registration Statement on Form SB-2, File No. 33-94998-A, Item 27, Exhibits, Exhibit No. 10(a)(a).

         Other than his option for 80,000 shares of Common Stock (see Schedule
2), Langbein's only interest is indirect beneficial interest in the Issuer's Common Stock by virtue of his position of Chairman of the Board of Directors, Chief Executive Officer and President of Medicore and Chairman of the Board and Chief Executive Officer of the Issuer. Langbein disclaims any beneficial ownership of the Issuer through Medicore except through his proportional ownership interest in Medicore. See Item 5 below.

                               page 4 of 11 pages

Item 4.           Purpose of Transaction

         Medicore beneficially owns approximately 74% o the Issuer which represents a significant controlling ownership interest in the Issuer, which ability to control the Issuer Medicore held since it acquired the Issuer in 1982. Other than non-extraordinary business transactions and other matters that may be brought before and dealt with by the Issuer's Board of Directors, three of the four directors being common directors with Medicore's board of directors, there presently are no plans or proposals by Medicore or Langbein for any extraordinary corporate transactions relative to the Issuer as a result of the partial conversion of the Note by Medicore for the additional 200,000 shares of Common Stock.

Item 5.           Interest in Securities of the Issuer

         (a) Medicore is the beneficial owner of 4,386,171 (74.3%) shares of the Issuer's Common Stock, of which 2,727,797 (64.3%) are owned directly, the balance (1,658,374 shares) obtainable upon conversion of the Note. See Item 3 above.

         (b) Medicore may be deemed to have shared voting and investment power with Langbein, except for Langbein's 80,000 shares of Common Stock obtainable upon exercise of the Issuer's options, by virtue of his positions with Medicore and the Issuer. See Item 3 above and Schedule 2 attached.

         (c) No transaction in the Common Stock of the Issuer was effected during the past 60 days by Medicore, Langbein, or any of Medicore's executive officers, directors or controlling persons.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,727,797 shares of Common Stock of the Issuer owned by Medicore. Certain officers and directors of Medicore by virtue of their position with and share ownership of Medicore, including Langbein, may be deemed indirect beneficial owners of the Issuer's shares owned by Medicore. Such officers and directors disclaim any such indirect beneficial ownership and the receipt or power to direct the receipt of dividends on or proceeds from the power to direct the receipt of dividends on or proceeds from the sale of the Issuer's Common Stock owned by Medicore. See Schedule 2.


         (e)      Not applicable.

         The amount and percentage of Common Stock of the Issuer beneficially owed by the Executive Officers, directors and controlling persons of Medicore is set forth in Schedule 2.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Neither Medicore, Langbein, nor to the best of its knowledge, any of the parties listed on Schedule 1, has any contract, arrangement, understanding or relationship with respect to the securities of the Issuer, including but not limited to any contract, arrangement. understanding or relationship covering the transfer or the voting of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans or the giving or withholding of proxies, except as to options to purchase Common Stock of the Issuer as set forth on Schedule 2.

                               page 5 of 11 pages

Item 7.           Material to be Filed as Exhibits

         (a) Form of Stock Option Certificate under the Issuer's 1994 Stock Option Plan (incorporated by reference to Medicore, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994 ("Medicore's 1994 Form 10-K"), Part IV, Item 14(a) 3(10) (lxvi))*

         (b) Form of 1995 Non-Qualified Stock Option (incorporated by reference to Medicore's 1994 Form 10-K, Part IV, Item 14(a) 3(10) (lxvii))*

         (c)      Joint filing statement dated July 8, 1996
- ---------------

*  Documents incorporated by reference not included as Exhibits.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 MEDICORE, INC.

                                          By:  /s/ Thomas K. Langbein
                                               ---------------------------------
                                               THOMAS K. LANGBEIN,
                                               Chairman of the Board, Chief
                                               Executive Officer and President



                                          THOMAS K. LANGBEIN


                                          By: /s/ Thomas K. Langbein
                                              ----------------------------------
                                              THOMAS K. LANGBEIN, Individually


Dated:  July 8, 1996

                               page 6 of 11 pages

                                                              Exhibit (c)

                             JOINT FILING STATEMENT

MEDICORE, INC. and its Chairman of the Board of Directors, Chief Executive Officer and President, THOMAS K. LANGBEIN, agree that Amendment No. 4 to
Schedule 13D with respect to securities ownership interest in TECHDYNE, INC. is filed on behalf of each of them, and the completeness and accuracy of the information provided in Amendment No. 4 to the Schedule 13D relates to each such person, and neither MEDICORE, INC. nor THOMAS K. LANGBEIN is responsible for the completeness or accuracy of any information contained in Amendment No. 4 to the Schedule 13D relating to the other person making the filing, except to the extent such person knows or has reason to believe that such information is inaccurate.

                                MEDICORE, INC.


                                       By: /s/ Thomas K. Langbein
                                           ------------------------------------
                                           THOMAS K. LANGBEIN,
                                           Chairman of the Board, Chief
                                           Executive Officer and President



                                       THOMAS K. LANGBEIN


                                       By: /s/ Thomas K. Langbein
                                           ------------------------------------
                                           THOMAS K. LANGBEIN, Individually

                               page 7 of 11 pages

                                                                 SCHEDULE 1

                INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS,
              DIRECTORS AND CONTROLLING PERSONS OF MEDICORE, INC.

         The following sets forth the name, business address and principal occupation for the past five years of each executive officer, director and controlling person of Medicore, Inc. Each is a United States citizen.

                                                                    Position
Name and                            Current Position and              Held
Business Address           Age      Areas of Responsibility           Since
- ----------------           ---      -----------------------           -----
Thomas K. Langbein(1)      50       Chairman of the Board             1980
                                    of Directors, Chief
                                    Executive Officer and
                                    President

Dennis W. Healey(2)        47       Senior Vice-President             1978
                                    Treasurer                         1980

Seymour Friend(2)          75       Vice-President                    1961
                                    Director                          1975

Daniel R. Ouzts(2)         49       Vice-President (Finance)          1986
                                    Controller                        1983

Peter D. Fischbein(1)      56       Director                          1984

Anthony C. D'Amore(1)      65       Director                          1979

         Thomas K. Langbein was appointed as Chairman of the Board of Directors, Chief Executive Officer and President in 1980, which latter position was relinquished in January, 1983 and reassumed in April, 1985 upon completion of the Issuer's first public offering. Mr. Langbein is an officer and director of most of Medicore's subsidiaries and was appointed President and Chief Executive Officer of the Issuer in April, 1990. Barry Pardon succeeded to the Presidency of the Issuer in November, 1991 at which time Mr. Langbein reassumed the position of Chairman of the Board. He has been a director of the Issuer since it was acquired by Medicore in 1982. He is also a director of the Issuer's foreign subsidiary, Techdyne (Scotland) Limited. Mr. Langbein was Chairman of the Board and Chief Executive Officer of Viragen, Inc. ("Viragen"), a public company and former subsidiary of Medicore until his resignation in April, 1993. Mr. Langbein is President, sole shareholder and director of Todd & Company, Inc. ("Todd") a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Mr. Langbein devotes most of his time to the affairs of Medicore and the Issuer.

         Dennis W. Healey, a certified public accountant, was employed by Medicore as controller in 1976. He is Vice President and Treasurer of DCA,

Secretary-Treasurer of certain of the dialysis subsidiaries, and serves as Treasurer of most of Medicore's subsidiaries. Mr. Healey is Executive Vice President, Chief Financial Officer, Secretary - Treasurer and director of Viragen. Mr. Healey devotes all of his time to the affairs of Medicore, Viragen and the Issuer.

                              page 8 of 11 pages

         Seymour Friend is a director of DCA. He resigned as a director of Viragen in May, 1993. He is a real estate investor and devotes a portion of his time to the affairs of Medicore.

         Daniel R. Ouzts, a certified public accountant, joined Medicore in 1980 as Controller of its plasma division. In 1983 he became Controller of Medicore and in 1986 became Vice-President of Finance. Mr. Ouzts also serves as Vice President of Finance and Controller for the Issuer.

         Peter D. Fischbein is an attorney who has from time to time represented Medicore, the Issuer, Viragen and Todd. Mr. Fischbein is a director of Viragen (since 1981) and the Issuer (since 1985). He was
Chairman of the Board of the Issuer from April, 1990 to November, 1991. Mr. Fischbein is a general partner of several limited partnerships engaged in real estate development.

         Anthony C. D'Amore is a director of the Issuer and is registered as a part-time account executive with Todd, but has not been active in the brokerage business for many years. Mr. D'Amore was the owner of an insurance agency, the A.C. D'Amore Agency, Inc., which he sold in 1992, and from whom Medicore and the Issuer and their subsidiaries purchase much of their insurance at rates competitive with unaffiliated parties. Mr. D'Amore continues to receive commissions with respect to insurance placed with Medicore and the Issuer.

         There is no family relationship between any officer or director of Medicore.

- ---------------

(1)      c/o Medicore, Inc.
         777 Terrace Avenue
         Hasbrouck Heights, NJ 07604

(2)      c/o Medicore, Inc.
         2337 West 76th Street
         Hialeah, Florida 33016

                               page 9 of 11 pages

                                                                 SCHEDULE 2

                 INTEREST IN THE COMMON STOCK OF THE ISSUER BY
                 EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
                         SHAREHOLDERS OF MEDICORE, INC.


         The following table sets forth as of June 25, 1996, the names and beneficial ownership of the common stock, $.01 par value of Medicore, Inc. and of the Issuer by the executive officers, directors and controlling shareholders of Medicore, Inc.

                               Amount and Nature of Beneficial Ownership(1)

                               Techdyne                 Medicore
                                Common                   Common
Name                            Stock        %(2)(3)     Stock       %(2)(4)
- ----                            -----        -------     -----       -------
Medicore, Inc............... 4,386,171      74.3%(5)        ---        ---

Thomas K. Langbein.......... 4,466,171(6)   74.7%       949,814(7)    17.0%

Peter D. Fischbein..........    40,000(8)     *         335,111(9)     5.7%

Anthony C. D'Amore..........    29,000(10)    *         236,390        4.3%

Dennis W. Healey............    20,000(11)    *          87,500        1.6%

All directors and
executive officers
as a group (6 persons)...... 4,593,504      75.5%     2,060,075       35.6%

- ---------------

*        less than 1 %

(1) Based upon information furnished to the Issuer by either the directors and officers or obtained from the stock transfer books of the Issuer. The Issuer is informed that these persons hold sole voting and dispositive power with respect to the shares of Common Stock except as noted herein.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named in this table, any security which such person or group of persons has the right to acquire within 60 days of June 25, 1996 is deemed to be outstanding for purposes of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


                              page 10 of 11 pages

(3)      Based on 4,243,319 shares of Common Stock outstanding. Does not include
         (i) 1,658,374 shares obtainable under Medicore's Note, except as to Thomas K. Langbein (see Note (5)) or (ii) options for 379,600 shares of the Issuer's Common Stock. See Note (2).

(4) Based on 5,454,940 shares outstanding. Includes 403,500 shares of Medicore's common stock of 807,000 shares of common stock underlying options granted in April, 1995 under Medicore's 1989 Stock Option Plan, which options are non-transferrable and are exercisable for 50% of the options on or after April 18,1996 and the balance one year thereafter.

(5) Medicore owns 4,380,171 shares (74.3%) of the Common Stock of the Issuer, which includes 1,658,374 shares which Medicore may acquire upon conversion of its Note in the amount of approximately $2,902,000 at June 25, 1996 convertible at $1.75 per share. Officers and directors of Medicore, including those directors of the Issuer and Medicore who may be shareholders of each company, except Thomas K. Langbein (see Note
         (6)), disclaim any indirect beneficial ownership of the Company's Common Stock through Medicore's 74.3% ownership of the Issuer. See Notes (6), (8), (10) and (11).

(6) Includes (i) Medicore's 4,386,171 share beneficial ownership, including 1,658,374 shares which Medicore may obtain upon conversion of its Note (see Note (5) above), by virtue of his position with the Issuer and Medicore and his stock ownership of Medicore, which may deem Mr. Langbein to have beneficial ownership of such shares through shared voting and investment power with respect to Medicore's ownership of the Issuer; Mr. Langbein disclaims such entire beneficial ownership, but for his proportionate interest, approximately 747,000 shares of the Issuer (12.7%); and (ii) the Issuer's options for 80,000 shares. See Note (2).

(7) Includes (i) 5,200 shares each held in the names of Mr. Langbein's two children; and (ii) 125,000 shares of Medicore common stock underlying options to purchase 250,000 shares of Medicore common stock. See Note
         (4). Does not include an option to acquire up to 400,000 shares of common stock under his employment agreement with Medicore in lieu of a lump sum payment, which option is not presently exercisable except in the event of a change in control of Medicore.

(8) Includes options for 40,000 shares of the Issuer's Common Stock. See Note (2). Excludes approximately 250,000 (4.2%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).

(9) Includes (i) 100,000 shares held by his wife as trustee in trust for his infant son; (ii) 196,382 shares held by his wife; to all of such shares Mr. Fischbein disclaims any beneficial ownership; and (iii) 37,500 shares of Medicore common stock underlying options to purchase

         75,000 shares of Medicore common stock. See Note (4).

(10) Includes (i) options for 20,000 shares of the Issuer's Common Stock (see Note (2)); (ii) Issuer warrants for 4,000 shares of Common Stock exercisable at $5.00 per share through September 12, 1998 held in his retirement plan; and (iii) 5,000 shares of the Issuer's Common Stock held in his retirement plan. Excludes approximately 189,000 (3.2%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).

(11) Includes options for 20,000 shares of the Issuer's Common Stock. See Note (2). Excludes approximately 70,000 (1.2%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).
                              page 11 of 11 pages